Exhibit 99.4
EXPLANATION TO THE AGENDA

Explanation to the agenda for the extraordinary general meeting of shareholders of AerCap Holdings N.V. (the “Company’) to be held on Thursday February 13, 2014 at 9:30 a.m. (Amsterdam time) at the offices of the Company at AerCap House, Stationsplein 965, 1117 CE Schiphol, The Netherlands (the “Meeting”).

Agenda Item 2 (voting item):

On December 16, 2013, the Company, AerCap Ireland Limited (the “Purchaser”), AIG Capital Corporation (the “Seller”) and American International Group, Inc entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which, among other things, the Seller agreed to sell to the Purchaser and the Purchaser agreed to purchase from the Seller 100% of the issued and outstanding shares of common stock of International Lease Finance Corporation, a California corporation (the “ILFC Stock”), in consideration for cash and registered shares in the Company’s share capital, on the terms of the Share Purchase Agreement and subject to the conditions set forth therein (the “Transaction”).

In giving effect to its obligations under the Share Purchase Agreement and with a view to the provisions of article 2:107a of the Dutch Civil Code and article 16.7 of the Company’s articles of association, the Board of Directors now proposes to the general meeting of shareholders of the Company to grant the approval referred to in the aforesaid provisions in relation to the entering into of the Transaction by the Company.  For a further explanation on the Transaction, reference is made to the shareholders’ circular prepared in connection with the Transaction (the “Shareholders Circular”).

Agenda Item 3 (voting item):

In connection with the Transaction, the Company has among other things agreed that it will propose and nominate for election to the Board of Directors two (2) candidate non-executive directors nominated by AIG Capital Corporation all on the terms and conditions set forth in that certain shareholders’ agreement (the “Shareholders’ Agreement”), to be entered into by the Company as company, the Seller as shareholder and American International Group, Inc as parent on or around the date of completion of the sale and purchase of the ILFC Stock in the manner contemplated in the Share Purchase Agreement (such completion hereinafter the “Closing Effective Time”).

In giving effect to the Company’s obligations under the Shareholders’ Agreement and conditional on the adoption of agenda item 2., the Board of Directors proposes to appoint Mr. Robert H. Benmosche and Mr. David L. Herzog as non- executive directors of the Company, subject to and with effect from the Closing Effective Time.

Agenda Item 3a (voting item):

In connection with the Transaction and conditional on the adoption of agenda item 2., it is proposed that Mr. Robert H. Benmosche is appointed as a non- executive director of the Company, subject to and with effect from the Closing Effective Time.  His term of appointment will end at the close of the 2018 annual general meeting of shareholders.

Mr. Benmosche has been President and Chief Executive Officer of American International Group, Inc since August 2009.  Previously, he served as Chairman and Chief Executive Officer of MetLife, Inc. from September 1998 to February 2006 (Chairman until April 2006).  He served as President of MetLife, Inc. from September 1999 to June 2004, President and Chief Operating Officer from November 1997 to June 1998, and Executive Vice President from September 1995 to October 1997.  He served as an Executive Vice President of PaineWebber Group Incorporated from 1989 to 1995.  Mr. Benmosche is currently a director of Credit Suisse Group AG, where he is a member of the Compensation Committee.

The Board of Directors believes that the Company would greatly benefit from the appointment of Mr. Robert H. Benmosche.

Agenda Item 3b (voting item):

In connection with the Transaction and conditional on the adoption of agenda item 2., it is proposed that Mr. David L. Herzog is appointed as a non-executive director of the Company, subject to and with effect from the Closing Effective Time.  His term of appointment will end at the close of the 2018 annual general meeting of shareholders.

Mr. Herzog is Executive Vice President and Chief Financial Officer of American International Group, Inc.  Mr. Herzog has served as a member of the board of directors of International Lease Finance Corporation since October 2008.  Mr. Herzog first joined the organization of American General Corporation in February 2000 as Executive Vice President and Chief Financial Officer of the Life Division.  Following the acquisition by American International Group, Inc of American General Corporation in 2001, he was also named Chief Operating Officer and Chief Financial Officer for the combined domestic life insurance companies.  He was elected Vice President, Life Insurance for American International Group, Inc in 2003 before being named Vice President and Chief Financial Officer, Global Life Insurance in 2004.  In 2005, Mr. Herzog was named Comptroller, an office he held until October, 2008 when he was appointed to his current position.  Prior to joining American General, Mr. Herzog held numerous positions at General American Life Insurance Company.  He was Chief Financial Officer of GenAmerica Corporation, the parent company of General American and Reinsurance Group of America.  Prior to joining General American, Mr. Herzog was Vice President, Controller, for CitiCorp Life Insurance Companies and an Audit Supervisor with Coopers & Lybrand.  Mr. Herzog holds a bachelor’s degree in accountancy from the University of Missouri-Columbia and an M.B.A. in Finance and Economics from the University of Chicago’s Graduate School of Business.  Additionally, he has attained the designations of Certified Public Accountant and Fellow in the Life Office Management Association.  Mr. Herzog serves on the University of Missouri-Columbia Trulaske College of Business Strategic Development Board.  He has also served on the Board of Trustees of the American College, The Logos School and the University of Missouri School of Accountancy Advisory Board.

The Board of Directors believes that the Company would greatly benefit from the appointment of Mr. David L. Herzog.

Agenda Item 4 (voting item):

Mr. Robert. G Warden was re-appointed, and Mr. Richard M. Gradon and Mr. Paul T. Dacier were appointed, as non-executive directors of the Company at the 2010 annual general meeting of shareholders, with their term of appointment to end on the day of the 2014 annual general meeting of shareholders.

Mr. Aengus Kelly was appointed as executive director and Chief Executive Officer of the Company at the 2011 annual general meeting of shareholders, with his term of appointment to end on the day of the 2015 annual general meeting of shareholders.

Agenda Item 4a (voting item):

In connection with the rotation schedule, it is proposed that Mr. Robert. G Warden be re-appointed as a non-executive director of the Company with immediate effect.  His renewed term of appointment will end at the close of the 2018 annual general meeting of shareholders.

Mr. Warden has been a director of the Company since July 26, 2006.  He is also currently a partner at Pamplona Capital Management, a private equity investment firm, which he joined in August 2012.  Mr. Warden is also on the board of directors of CSC ServiceWorks.  Prior to joining Pamplona, Mr. Warden was managing director at Cerberus Capital Management, L.P. from February 2003 to August 2012, a vice president at J.H. Whitney from May 2000 to February 2003, a principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

The Board of Directors believes Mr. Robert. G Warden is an eminent non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.

Agenda Item 4b (voting item):

In giving effect of the aforementioned rotation schedule, it is proposed that Mr. Richard M. Gradon be re-appointed as a non-executive director of the Company with immediate effect.  His renewed term of appointment will end at the close of the 2018 annual general meeting of shareholders.

Mr. Gradon has been a director of the Company since May 27, 2010.  He is also currently a non-executive director of Grosvenor Limited, Exclusive Hotels, Modern Water plc, and he is on the board of directors of the companies that own and manage The All England Lawn Tennis Ground, The All England Lawn Tennis Club and The Wimbledon Championships.  He was a non-executive director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited.  He practiced law at Slaughter & May before joining the UK FTSE 100 company The Peninsular & Oriental Steam Navigation Company (“P&O”) where he was a main Board Director from 1998 until its takeover in 2006.  His roles at P&O included the group commercial & legal director function and he served as chairman of P&O’s property division.  In addition Mr. Gradon served as chairman of La Manga Club, Spain, and chief executive officer of the London Gateway port and logistics park.  Mr. Gradon holds an MA degree in law from Cambridge University.

The Board of Directors believes Mr. Richard M. Gradon is an eminent non-executive director and that the Company would greatly benefit from his continued service if he were to be re-appointed.

Agenda Item 4c (voting item):

In giving effect of the aforementioned rotation schedule, it is proposed that Mr. Paul T. Dacier be re-appointed as a non-executive director of the Company with immediate effect.  His renewed term of appointment will end at the close of the 2018 annual general meeting of shareholders.

Mr. Dacier has been a director of the Company since May 27, 2010.  He is also currently executive vice president and general counsel of EMC Corporation (an information infrastructure technology and solutions company).  He served as senior vice president and general counsel of EMC from February 2000 to May 2006 and joined that company in 1990 as corporate counsel.  He was a non-executive director of Genesis from November 2007 until the date of the amalgamation with AerCap International Bermuda Limited. Prior to joining EMC, Mr. Dacier was an attorney with Apollo Computer Inc. (a computer work station company) from 1984 to 1990.  Mr. Dacier received a BA in history and a JD in 1983 from Marquette University.  He is admitted to practice law in the Commonwealth of Massachusetts and the state of Wisconsin.

The Board of Directors believes Mr. Paul T. Dacier is an eminent non-executive director and vice-chairman of the Board of Directors and that the Company would greatly benefit from his continued service if he were to be re-appointed.

Agenda Item 4d (voting item):

In view of the Transaction and the Company’s objective to retain its executive management team on a long term basis to, amongst other Company objectives, successfully implement the Transaction, it is proposed that Mr. Aengus Kelly, the Company’s executive director and Chief Executive Officer, be re-appointed as executive director of the Company for a period of four years.  His renewed term of appointment will commence at the close of the 2015 annual general meeting of shareholders, when his current term of appointment ends, and end at the close of the 2019 annual general meeting of shareholders.

Before his appointment as executive director and Chief Executive Officer of the Company, Mr. Kelly served as Chief Executive Officer of our U.S. operations since January 2008 and he was our Group Treasurer from 2005 through December 31, 2007.  He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam.  Prior to joining GPA in 1998, he spent three years with KPMG in Dublin.  Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting from University College Dublin.

In view of the Transaction and consistent with the above mentioned long term retention objective, the Company has agreed with Mr. Kelly a remuneration and retention package, subject to and with effect from the Closing Effective Time.  The primary objective of our compensation practices is to attract, retain and motivate the highest calibre executives in the aircraft leasing industry by offering a comprehensive compensation program that is attractive enough to entice successful senior executives to work for the Company.  With this objective in mind, the Nomination and Compensation Committee of the Board of Directors (the “Committee”) engaged Towers Watson as an independent consultant to provide advice in structuring a remuneration and retention package that would ensure the Company’s continued benefit from Mr. Kelly’s services and to reward Mr. Kelly for superior Company performance and improvement in shareholder value.  To ensure the impartiality and objectivity of the compensation setting process, the Committee had direct access to, and sole authority to hire or fire, the independent consultant without the involvement of Mr. Kelly or other Company executives.  In addition, Towers Watson has not previously performed work for the Company, including separate work for any Company employee.

To guide its work, the Committee tasked the independent consultant with the consideration of the Company’s goals of retaining the highest calibre executives and motivating them to superior performance.  The Committee also had the independent consultant conduct a benchmarking study of the Company against its peers in the aircraft leasing industry as well as other companies in the financial services industry, so that the Committee could ensure it arrived at a compensation package that was both competitive and attuned to the Company’s performance against its competitors.  The result of this process is a remuneration and retention package for Mr. Kelly that consists of the following primary elements: (i) annual gross base salary (ii) annual gross cash bonus and (iii) annual gross stock bonus.

In order to ensure the continued services and leadership of Mr. Kelly during a critical period of growth and advancement, the Committee considered it important to provide Mr. Kelly with a base salary that is both competitive and reflective of the value he provides to the Company.  Therefore, the Committee determined that an annual gross base salary of EUR 800,000 would serve these goals, but would leave enough of Mr. Kelly’s compensation directly related to the Company’s performance to motivate Mr. Kelly to continue to improve the Company and shareholder value.

To achieve this end, the Committee based the remaining two-thirds of Mr. Kelly’s annual compensation package on his individual performance and the Company’s performance, providing Mr. Kelly with the opportunity to earn an annual target gross cash bonus of EUR 800,000 and an annual target gross stock bonus equivalent to EUR 800,000 subject to a time-based vesting period of three years.  In both cases, the Board of Directors, upon a recommendation from the Committee, will determine the actual annual performance award, in arrears, Mr. Kelly receives.  The Board of Director’s decisions, and the Committee’s recommendations, will be based on the Company’s performance compared with its goals, set in the prior year by the Board of Directors, and Mr. Kelly’s personal performance.  In addition, any annual stock bonus that is awarded is then subject to a time-based vesting period of three years.  The Committee believes that by structuring Mr. Kelly’s incentive compensation in this manner, it has aligned his compensation with the maximization of Company and shareholder value and provided incentives for Mr. Kelly to remain with the Company over a multiple year period so that it can continue to benefit from his services.

Among other benefits the Committee felt were necessary to offer a competitive retention incentive, the Company will provide Mr. Kelly with a fully-funded pension plan, at an annual cost to the Company currently estimated at EUR 106,000.  In addition, the Company has agreed with Mr. Kelly, subject to and with effect from the Closing Effective Time, to award up to a maximum of 2,376,918 shares of restricted stock.  Of this restricted stock award, 33.33% will vest on the day of the 2019 annual general meeting of shareholders, subject to his continued full time employment until such day.  For Mr. Kelly to vest in and fully earn the remaining 66.67% of his restricted stock award, the Company must meet challenging performance targets from the Closing Effective Time through the 2018 annual general meeting of shareholders.  These performance targets are designed to encourage superior performance over a prolonged period of time, and to this end are based on the Company’s average actual performance over several years compared to its projections for the same time period.  The Company believes that this award structure appropriately aligns Mr. Kelly’s long term incentives with those of the Company and its shareholders, and is an essential part of ensuring his retention through the implementation of the Transaction and beyond, which the Company believes is critical to its future success.  In the event of a change of control, all shares of restricted stock subject to the awards will immediately vest, so as to ensure that Mr. Kelly’s interests are aligned with those of the shareholder’s in such an event.

Mr. Kelly’s agreed severance payment of EUR 989,583 (gross) remains unchanged.  The severance is paid if, without cause, Mr. Kelly’s contract is not renewed or is prematurely terminated, or if the contract is terminated by Mr. Kelly with cause on the part of the Company.

The Board of Directors considers Mr. Aengus Kelly as critically important for the successful implementation of the Transaction and more generally, believes that the Company would greatly benefit from his continued service if he were to be re-appointed.

Agenda Item 5 (voting item):

As provided for in the remuneration policy for the Board of Directors, the directors of the Company participate in the Company’s equity incentive plan, as approved by the Company’s general meeting of shareholders on October 31, 2006 (the “Existing Equity Plan”).

The Board of Directors proposes, conditional on the adoption of agenda item 2., to adopt a new equity incentive plan for the directors, officers and employees of the Company (the “New Equity Plan”) with a capacity of 4.5 million shares, as replacement for the Existing Equity Plan, subject to and with effect from the Closing Effective Time.  The purpose of the New Equity Plan is to retain senior management to successfully implement the Transaction and for general compensation and retention purposes in the years ahead.  The terms and conditions of the New Equity Plan are substantially the same as those of the Existing Equity Plan.  This proposal is submitted to the Company’s general meeting of shareholders in accordance with article 2:135(5) of the Dutch Civil Code and article 15.8 of the Company’s articles of association, which require shareholder approval for equity plans solely to the extent that they relate to directors.  For further information on the terms and conditions of the New Equity Plan, reference is made to the draft thereof.

It is the Company’s intention, consistent with our customary practice in previous years, that equity awards to be granted to our executive officers under the New Equity Plan, except the annual equity awards referenced below, will partly be subject to long term performance-based vesting criteria with challenging targets in order to promote and encourage superior performance over a prolonged period of time.  Some of our executive officers receive annual equity awards as part of their compensation package.  The annual equity awards are granted in arrears and have a three year time-based vesting period, subject to certain exceptions, to ensure that the Company retains and motivates its key executives.

It is the Company’s current practice to grant each year a limited number of equity awards to our non-executive directors.  It is the Company’s intention to continue this existing practice and grant to each non-executive director, on December 31 of each year, an award of restricted stock units from the awards available under the New Equity Plan.  The number of restricted stock units to be granted to each non-executive director is equal to the US Dollar equivalent of 25% of the non-executive director’s annual base remuneration amount, as stipulated in the Company’s remuneration policy for the Chairman of the Board of Directors and the non-executive directors, divided through the closing AerCap share price on the NYSE on the day prior to the grant date.  These restricted stock units have a three year time-based vesting period; they are not subject to performance based vesting criteria.

All equity awards contain change of control provisions causing immediate vesting of all equity awards, to the extent not yet forfeited, in case of a change of control as defined in the respective equity award agreements as per customary practice.

Agenda Item 6a (voting item):

The Board of Directors considers it appropriate, among other things with a view to the relevant provisions of the Shareholder’ Agreement, to clarify in the Company’s articles of association the effect of abstentions, blank votes and invalid votes cast by shareholders at general meetings of shareholders of the Company.

It is the Company’s current practice that such abstentions, blank votes and invalid votes shall not be considered as votes cast, but they shall be taken into account when determining which part of the Company’s issued share capital is present or represented at a general meeting of shareholders of the Company.  The Board of Directors now proposes to clarify article 24 of the Company’s articles of association in line with this established practice of the Company.

For a further explanation on the proposed amendment to article 24 of the Company’s articles of association, reference is made to the draft text of the proposed amendment and the explanation included therein.

Agenda Item 6b (voting item):

The Board of Directors proposes to designate each of the Company’s directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to execute the notarial deed amending article 24 of the Company’s articles of association.

The Board of Directors

December 24th, 2014